			Chubb Group of Insurance Companies			DECLARATIONS
						FINANCIAL INSTITUTION INVESTMENT
			15 Mountain View Road, Warren, New Jersey 07059			COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its Subsidiaries):						Bond Number: 82179279

WELLS FARGO MULTI-STRATEGY 100 MASTER FUND I, LLC
						FEDERAL INSURANCE COMPANY

C/O WFAAM, 333 MARKET STREET, 29TH FLOOR						Incorporated under the laws of Indiana
SAN FRANCISCO, CA 94105						a stock insurance company herein called the COMPANY
						Capital Center, 251 North Illinois, Suite 1100
						Indianapolis, IN 46204-1927

ITEM 1.	BOND PERIOD:		from	12:01 a.m. on	August 1, 2008
			to	12:01 a.m. on	July 1, 2009

ITEM 2.	LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

	If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE
	and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any
	loss under INSURING CLAUSE 1. sustained by any Investment Company.

							DEDUCTIBLE
	INSURING CLAUSE					LIMIT OF LIABILITY	AMOUNT
	1	.	Employee			$525,000	$0
	2	.	On Premises			$525,000	$5,000
	3	.	In Transit			$525,000	$5,000
	4	.	Forgery or Alteration			$525,000	$5,000
	5	.	Extended Forgery			$525,000	$5,000
	6	.	Counterfeit Money			$525,000	$5,000
	7	.	Threats to Person			$ Not Covered	$ N/A
	8	.	Computer System			$525,000	$5,000
	9	.	Voice Initiated Funds Transfer Instruction			$525,000	$5,000
	10	.	Uncollectible Items of Deposit			$100,000	$5,000
	11	.	Audit Expense			$100,000	$5,000
	12	.	Stop Payment Order or Refusal to Pay Check			$100,000	$5,000
	13	.	Unauthorized Signature			$100,000	$5,000

ITEM 3.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING
	ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
	1-6

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98)	Page 1 of 1